UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-6590

                            COX COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319
                                  404-843-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Floating Rate Notes due 2007
                              4.625% Notes due 2010
                              5.450% Notes due 2014

  Deferred Compensation Obligations under the Cox Communications, Inc. Savings
                     Plus Restoration Plan adopted in 1995
                   (Title of each class of securities covered by this Form)
                                      None

(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)   ____             Rule 12h-3(b)(1)(ii)  ____
   Rule 12g-4(a)(1)(ii)  ____             Rule 12h-3(b)(2)(i)   ____
   Rule 12g-4(a)(2)(i)   ____             Rule 12h-3(b)(2)(ii)  ____
   Rule 12g-4(a)(2)(ii)  ____             Rule 15d-6            __X__
   Rule 12h-3(b)(1)(i)   ____


Approximate number of holders of record as of the certification or notice date:
                                 Fewer than 300



    Pursuant to the requirements of the Securities Exchange Act of 1934, Cox Communications, Inc. has caused this notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 27, 2006                By:  /s/ John M. Dyer
                                            ------------------------------
                                            Name:  John M. Dyer
                                            Title: Senior Vice President
                                                   and Chief Financial Officer